Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The General Dynamics Corporation Employee Benefits Committee

Savings and Stock Investment Plan (Plan 4.5):

We consent to the incorporation by reference in the registration statements (Nos. 2-23904, 2-24270, 333-101634, 333-107901, 333-116071, 333-139518, 333-159038, 333-59045, and 333-1811245) on Form S-8 and registration statement No. 333-178406 on Form S-3 of General Dynamics Corporation of our report dated June 25, 2012 with respect to the statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5).

/s/ KPMG LLP

McLean, VA

June 25, 2012